October 17, 2024

Alex Yang
Chief Financial Officer
Tuya Inc.
10/F, Building A, Huace Center
Xihu District, Hangzhou City
Zhejiang, 310012
People's Republic of China

       Re: Tuya Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-40210
Dear Alex Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Xiaolang (Reg) Chai, Capital Market Director